UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated January 22, 2019

Millicom confirms end of talks regarding a possible offer for its shares

Luxembourg, January 22, 2019 – Millicom International Cellular S.A. (the Company) announced today that the preliminary discussions regarding a possible offer for all the shares of the Company have been terminated by Liberty Latin America Ltd without an offer being made.

-END-

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 305 476 7352 / +1 305 302 2858 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 305 445 4156 investors@millicom.com Mauricio Pinzon, Investor Relations Manager Tel: +44 20 3249 2460 investors@millicom.com

About Millicom

Millicom (Nasdaq: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, Tigo. As of December 31st, 2017, Millicom operating subsidiaries and joint ventures employed more than 19,000 people and provided mobile services to approximately 51 million customers, with a cable footprint of more than 9 million homes passed. Founded in 1992, Millicom International Cellular SA is headquartered in Luxembourg.

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 22:05 CET on January 22, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: January 22, 2019

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